Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements of B.O.S. Better Online Solutions Ltd. on Forms F-3 (File No. 333-233113 and 333-223158) and Forms S-8 (File No. 333-228344, 333-179253, 333-160414, 333-148318, 333-136957 and 333-110696) of our report dated March 31, 2020 (except for notes 1b, 2j, 3 and 18, as to which the date is October 22, 2020), included in this current report on Form 6-K.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

Tel Aviv, Israel

October 22, 2020